Exhibit 99.1

Obsidian Energy Ltd. Announces New Chairman of the Board of Directors, 126 Percent Reserve

Replacement & Conference Call Details to Discuss its Year End 2017 Results

CALGARY, Feb. 22, 2018 /CNW/ – OBSIDIAN ENERGY LTD. (TSX/NYSE – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce that Jay W. Thornton has been appointed as Chairman of the Obsidian Energy Board of Directors (the “Board”), effectively immediately. Mr. George Brookman, who has been the Acting Chair since August 8, 2017, will remain as a director on the Board.

“On behalf of the Board, I would like to thank Mr. George Brookman for his leadership as Acting Chair over the last several months,” commented Mr. Thornton. “George stepped in after the tragic passing of our previous Chairman, Rick George, and guided the Company with energy and thoughtful diligence. I look forward to continuing to steward our base strategy while exploring all opportunities to unlock shareholder value from our significant asset base.”

Mr. Thornton has served on the Board since June 26, 2013 and has over 27 years of oil and gas experience, holding various operating and corporate executive positions with Shell Canada and Suncor Energy Inc. He is currently a director of North American Energy Partners Inc. and Tervita Corporation, and was previously a director with the Canadian Association of Petroleum Producers (CAPP). He is a graduate of McMaster University with an Honours degree in Economics. He also completed the Institute of Corporate Directors (ICD) Education Program.

2017 Year-End Reserves Summary

The Company is pleased to present the results of its year-end 2017 independent reserves evaluation, prepared by Sproule Associates Limited (“Sproule”).

“Our year-end 2017 reserves highlight the revitalized operational delivery of the business,” commented David French, President & CEO. “2017 was the first time in five years we replaced produced reserves, and grew both our proved (“1P”) and proved plus probable (“2P”) volumes. It is gratifying to see the recognition of our field results by our reserve evaluator.

Our updated book reflects the low decline nature of our Cardium waterflood business, and a conservative future development profile with plenty of upside. Continued recognition of the waterflood potential in our portfolio grew our 2P liquids weighting by six percent, and we hold a robust 2P reserve life index of 12 years. Adding reserves at just over $13 per boe through 2017 demonstrates a powerful engine to reward investors. We look forward to putting our capital to work.”

The financial and operating information in this press release is based on estimates and is unaudited. Some of the terms below do not have standardized meanings. Further detail can be found in the “Oil and Gas Advisory” section contained in this release. This evaluation was prepared in accordance with definitions, standards, and procedures set out in the Canadian Oil and Gas Evaluation Handbook (“COGEH”) and National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Additional reserve information as required under NI 51-101 will be included in our Annual Information Form which will be filed on SEDAR, EDGAR, and posted to our website, on or about March 7, 2018. All numbers are shown prior to the impact of 2018 disposition activity unless otherwise noted.

Replaced Over 100 Percent of Produced Reserves for the First Time in Five Years

Increased conviction in inventory quality, high confidence in undeveloped book additions and efficient development activity drove strong reserve replacement across the business. We replaced 126 percent of 2017 production on a 2P reserves basis, 131 percent on a 1P reserves basis and 121 percent on a proved developed producing (“PDP”) reserves basis.

Integrated Waterflood is Paying Dividends by Lowering Cardium Operated Development Costs

Cardium operated development costs were $14.12 per boe, down 24 percent from year-end 2016 and 47 percent from year-end 2015. Reserve volumes associated with waterflood recovery, over and above primary development, now sit at 8.4 mmboe. The amount of future development capital (“FDC”) associated with this waterflood specific volume is approximately $94 million. As we continue to demonstrate decline performance in our base wells, we expect waterflood reserve volumes to increase without the need for additional future development capital.

Total Corporate operated development costs for 2017 were $13.27 per boe. 2P finding and development (“F&D”) costs, including changes in future development capital, were $1.72 per boe. These costs reflect updates to our undeveloped book to account for low cost integrated waterflood development.

Commercial Trades Increased Liquids Weighting by Six Percent

Through the disposition of natural gas weighted production in the first quarter of 2017 and gas oil ratio suppression across our waterflood acreage, our 2P liquids weighting increased by six percent, to 67 percent total liquids. Including our 2018 legacy asset disposition, our 2P liquids weighting increased to 69 percent.

The liquids weighting in our reserve book exceeds our 2018 forecasted weighting, representing the light oil growth potential of the business through increased focus on integrated waterflood development in the Cardium.

Low Decline Rate Supports Seven Year PDP Reserve Life

Our reserve book assumes an average decline rate of 16 percent in the next three years, demonstrating the sustainable production and cash flow inherent in our Cardium waterflood business. Based on Q4 2017 production and year-end 2017 reserves adjusted for disposition activity, PDP, 1P and 2P reserve life index (“RLI”) is 7 years, 8 years and 12 years, respectively.

Formal Recognition of Deep Basin Potential and Upside to Undeveloped Book

Sproule has formally recognized the potential of our Deep Basin position, with five undeveloped locations across the Mannville and Rock Creek formations. Our total undeveloped reserve book remains conservative and highly achievable, with approximately 200 total locations booked, including approximately 130 in the Cardium.

Net Asset Value (“NAV”) Demonstrates Highly Confident and Fundable Upside in the Business

Despite $55 million of negative pricing impacts, 2P net present value (“NPV”) 10 percent grew to $1.70 billion, relative to year-end 2016 A&D adjusted NPV10 of $1.67 billion. Our 2P NPV per share, adjusted for debt, equates to approximately $2.60 per share. Our PDP NPV per share, adjusted for debt, equates to approximately $1.50 per share.

2017 Year-End Reserves Tables

In 2017, we engaged Sproule, an independent, qualified engineering firm, to evaluate one hundred percent of our 1P and 2P reserves. Sproule conducted an independent reserves evaluation of Obsidian Energy’s reserves effective December 31, 2017. This evaluation was prepared in accordance with definitions, standards, and procedures set out in COGEH and NI 51-101. The Sproule reserves evaluation was based on Sproule’s December 31, 2017 forecast prices and costs. Reserves included below are Company gross reserves which are the Company’s total working interest reserves before the deduction of any royalties and excluding any royalty interests payable to the Company. The numbers in the tables below may not add due to rounding.

Summary of Reserves

As at December 31, 2017

Reserve	Light & Medium Crude Oil	Heavy Crude Oil & Bitumen	Natural Gas Liquids	Conventional Natural Gas	Barrel of Oil Equivalent
Estimates Category	(mmbbl)	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Proved
Developed producing	35	6	6	162	75
Developed non-producing	0	0	0	2	1
Undeveloped	12	2	1	30	20

Total Proved	47	8	8	194	96
Total Probable	19	3	3	64	35

Total Proved plus Probable	66	12	10	258	131

Reserves Reconciliation – Proved

	Light & Medium Crude Oil	Heavy Crude Oil & Bitumen	Natural Gas Liquids	Conventional Natural Gas	Barrel of Oil Equivalent
Reconciliation Category	(mmbbl)	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Total Proved
December 31, 2016	54	10	7	278	117
2017 Acquisition Activity	0	0	0	0	0
2017 Disposition Activity	(8)	0	(2)	(89)	(25)
December 31, 2016 Adjusted for A&D	45	10	6	188	92
Extensions	3	0	1	18	7
Discoveries	0	0	0	0	0
Infill Drilling	2	1	0	2	3
Improved Recovery	0	0	0	0	0
Technical Revisions	2	(1)	2	15	5
Economic Factors	0	0	(0)	(2)	(0)
Production	(4)	(2)	(1)	(26)	(12)

December 31, 2017	47	8	8	194	96
2018 Disposition Activity	(1)	0	(0)	(23)	(5)
December 31, 2017 Adjusted for A&D	46	8	7	171	91

Reserves Reconciliation – Proved Plus Probable

	Light & Medium Crude Oil	Heavy Crude Oil & Bitumen	Natural Gas Liquids	Conventional Natural Gas	Barrel of Oil Equivalent
Reconciliation Category	(mmbbl)	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Total Proved Plus Probable
December 31, 2016	75	14	10	374	161
2017 Acquisition Activity	0	0	0	0	0
2017 Disposition Activity	(11)	0	(2)	(119)	(33)
December 31, 2016 Adjusted for A&D	64	14	8	256	128
Extensions	4	1	1	23	9
Discoveries	0	0	0	0	0
Infill Drilling	3	2	0	3	5
Improved Recovery	5	0	0	7	6
Technical Revisions	(4)	(3)	2	(2)	(6)
Economic Factors	0	0	(0)	(2)	(0)
Production	(4)	(2)	(1)	(26)	(12)

December 31, 2017	66	12	10	258	131
2018 Disposition Activity	(1)	0	(0)	(31)	(7)
December 31, 2017 Adjusted for A&D	65	12	10	227	124

Summary of Before Tax Net Present Values

As at December 31, 2017
Net Present Value	Discount Rate
$ millions	Undiscounted	5 Percent	10 Percent	15 Percent	20 Percent
Proved
Developed producing	2,203	1,534	1,178	962	818
Developed non-producing	12	10	9	7	6
Undeveloped	473	216	99	39	4

Total Proved	2,689	1,761	1,286	1,008	828
Total Probable	1,488	701	421	291	217

Total Proved plus Probable	4,176	2,461	1,707	1,299	1,046

Future Development Capital (“FDC”)

As at December 31, 2017

Future Development Capital

$ millions	Total Proved	Total Proved Plus Probable
2018	74	91
2019	114	138
2020	79	98
2021	102	121
2022	87	112
2023 and subsequent	0	0

Total, Undiscounted	457	560
Total, Discounted @ 10%	359	440

Summary of Pricing and Inflation Rate Assumptions

			Canadian Light		Natural Gas
	WTI		Sweet Crude		AECO-C		Exchange
As at December 31, 2017 (1)	Cushing, Oklahoma		40° API		Spot		Rate
Sproule Forecast	($US/bbl)		($Cdn/bbl)		($Cdn/MMbtu)		($US/$Cdn)
Year	2017	2016	2017	2016	2017	2016	2017	2016
Forecast
2018	55.00	65.00	65.44	74.51	2.85	3.27	0.79	0.82
2019	65.00	70.00	74.51	78.24	3.11	3.22	0.82	0.85
2020	70.00	71.40	78.24	80.64	3.65	3.91	0.85	0.85
2021	73.00	72.83	82.45	82.25	3.80	4.00	0.85	0.85
2022	74.46	74.28	84.10	83.90	3.95	4.10	0.85	0.85
2023	75.95	75.77	85.78	85.58	4.05	4.19	0.85	0.85
2024	77.47	77.29	87.49	87.29	4.15	4.29	0.85	0.85
2025	79.02	78.83	89.24	89.03	4.25	4.40	0.85	0.85
2026	80.60	80.41	91.03	90.81	4.36	4.50	0.85	0.85
2027	82.21	82.02	92.85	92.63	4.46	4.61	0.85	0.85
2028	83.85		94.71		4.57		0.85

(1)	Prices Escalate at two percent after 2028, with the exception of foreign exchange which stays flat

Year-End 2017 Financial Results Conference Call Details

Obsidian Energy plans to release its financial results for the year ended December 31, 2017 before markets open on Wednesday, March 7, 2018. A conference call will be held to discuss the results at 6:30 a.m. MST (8:30 a.m. EST) that morning.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/wcc/r/1602755-1/F3B454234B7BA6D9E327EEC65E28F03E

A digital recording will be available for replay two hours after the call’s completion, and will remain available until March 21, 2018, 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 1898936, followed by the pound (#) key.

Oil and Gas Advisory

This press release contains a number of oil and gas metrics, including “FDC”, “F&D costs”, “Operated Development Costs”, “NAV”, and “RLI” which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. FDC is the sum of all booked capital. F&D costs are the sum of exploration and development costs incurred in the period, plus the change in estimated FDC for the reserves category, all divided by the change in reserves during the period. F&D costs exclude the impact of acquisitions and divestitures. Operated Development Costs are the sum of drill, complete, equip, and tie-in costs to bring operated wells spud in the period on production, divided by the reserves added from these wells. NPV per share, adjusted for debt, is synonymous for NAV, and is based on the present value of future net revenues discounted at 10% before tax, adjusted for unaudited net debt as at December 31, 2017. The NPV per share is divided by the number of Obsidian Energy shares outstanding as at December 31, 2017. Reserves life index is calculated as total Company gross reserves divided by unaudited fourth quarter 2017 production.

Under NI 51-101, proved reserves estimates are defined as having a high degree of certainty to be recoverable with a targeted 90 percent probability in aggregate that actual reserves recovered over time will equal or exceed proved reserve estimates. For proved plus probable reserves under NI 51-101, the targeted probability is an equal (50 percent) likelihood that the actual reserves to be recovered will be greater or less than the proved plus probable reserve estimate. The reserve estimates set forth below are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

Abbreviations Contained in the Press Release

Oil and Natural Gas Liquids		Natural Gas
bbl	barrel or barrels	GJ	gigajoule
bbl/d	barrels per day	GJ/d	gigajoules per day
mbbl	thousand barrels	mcf	thousand cubic feet
mmbbl	million barrels	mmcf	million cubic feet
NGLs	natural gas liquids	bcf	billion cubic feet
mmboe	million barrels of oil equivalent	mcf/d	thousand cubic feet per day
mboe	thousand barrels of oil equivalent	mmcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day	m3	cubic metres
		mmbtu	million British thermal units

Other
AECO	the Alberta benchmark price for natural gas.
BOE or boe	barrel of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one barrel of oil.
WTI	West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade.
API	American Petroleum Institute.
°API	the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
MM$	million dollars.

Forward Looking Statements

Certain statements contained in this press release constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that our updated reserve book reflects the low decline nature of our Cardium waterflood business, and a conservative future development profile with plenty of upside; that we hold a robust 2P reserve life index; that our reserve additions at certain costs through 2017 demonstrate a powerful engine to reward investors and that we look forward to putting our capital to work; that additional reserve information, as required under NI 51-101, will be included in our Annual Information Form which will be filed on SEDAR, EDGAR and our website on or about March 7, 2018; our expectations for FDC and as we continue to demonstrate decline performance in our base wells, and that we expect waterflood reserves volumes to increase without the need for additional development capital; that our liquids weighting of our reserve book exceeds our forecast which demonstrates the light oil growth potential of the business through increased focus on integrated waterflood development in the Cardium; the average decline rate for the next three years in our reserve book which demonstrate the sustainable production and cash flow inherent in our Cardium waterflood business; our expected RLIs; and that our total undeveloped reserve book remains conservative and highly achievable.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of any material producing properties; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange and New York Stock Exchange under the symbol “OBE”. All figures are in Canadian dollars unless otherwise stated.

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com